EXHIBIT 99.1

Centerra Gold Announces Results of 2024 Annual Meeting of Shareholders

TORONTO, May 14, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (TSX: CG) (NYSE: CGAU) (“Centerra” or the “Company”) announces the results of its 2024 Annual Meeting of Shareholders (the “Meeting”) held on May 14, 2024. A total of 153,055,848 shares, representing 71.13% of common shares issued and outstanding, were represented at the Meeting. Detailed voting results are outlined below.

Election of Directors

Each of the nominee directors listed in Centerra’s management information circular dated April 2, 2024, was elected.

	Votes For	% Votes For	Votes Against	% Votes Against
Wendy Kei	148,064,693	99.42%	867,037	0.58%
Craig MacDougall	148,659,809	99.82%	271,922	0.18%
Michael S. Parrett	142,540,384	95.71%	6,391,347	4.29%
Jacques Perron	146,616,832	99.11%	1,314,897	0.89%
Sheryl K. Pressler	147,378,974	98.96%	1,552,756	1.04%
Paul Tomory	148,583,418	99.77%	348,313	0.23%
Paul N. Wright	147,694,738	99.17%	1,236,993	0.83%
Susan L. Yurkovich	147,591,439	99.10%	1,340,291	0.90%

Appointment of Auditors

KPMG LLP was re-appointed as auditor of the Company and the Board was authorized to fix the auditor’s renumeration.

	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Appointment of Auditors	149,372,986	97.59%	3,682,862	2.41%

Advisory Vote on Executive Compensation

The non-binding resolution approving the Company’s approach to executive compensation disclosed in Centerra’s management information circular dated April 2, 2024, was approved.

	Votes For	% Votes For	Votes Against	% Votes Against
Advisory Vote on Executive Compensation	143,916,854	96.63%	5,013,962	3.37%

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
(416) 204-1957
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.